

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Yanwu Yan
Chief Executive Officer
W.Y Group Inc.
87 N. Raymond Ave
Suite 200
Pasadena, CA 91103

> **Re: W.Y Group Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 10, 2021**
> **File No. 024-11409**

Dear Ms. Yan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1. We note your response to our prior comment 2 and reissue in part. We note your disclosure that this is a self-underwritten, best-efforts offering, and that the shares offered by the company will be sold on your behalf by your Chief Executive Officer, Yanwu Yan. We also note your disclosure in footnote 1 that you "do not intend to use commissioned sales agents or underwriters." This disclosure is inconsistent with your disclosure on the cover page that you may effect sales "through agents designated from time to time" and in the first paragraph of your Plan of Distribution that your offering

methods may include the use of brokers, dealers or underwriters. Please amend your disclosure throughout the offering statement to consistently state, if true, that this offering is self-underwritten and your CEO will be making direct sales in this offering on your behalf, and remove all references to brokers, dealers, underwriters, and agents participating in the distribution of your shares.

Item 1. Risk Factors

Risks Related to Our Business

"Our officers and directors control our company . . .", page 8

2.   We note your response to our prior comment 3 and reissue. Please amend this risk factor to clarify the voting control of your officers and directors if you sell more than 15,000,000 shares but less than the 20,000,000 maximum shares being offered in this offering. In this regard, because it appears that all of your common shares have one vote per share, it seems that your directors and officers <u>may not</u> have voting control of your company if you raise more than $7,500,000 but less than $10,000,000. In this regard, we note your revised disclosure comes to the opposite conclusion and states that they will continue to control the company when it appears that they will only continue to control the company if you raise less than $7,500,000.

Governing Law and Legal Venue, page 12

3.   We note your response to our prior comment 4 and reissue in part. We note your disclosure that the Delaware Court of Chancery is the "legal venue" for certain claims, and your inclusion of an exclusive forum risk factor. We also note that your charter and bylaws do not include an exclusive forum provision, but your Subscription Agreement includes such a provision. Please amend your disclosure here and in your risk factor to clearly state, if true, that this exclusive forum provision is contained in your Subscription Agreement, and not your bylaws.

Part III – Exhibits, page 32

4.   You indicate your auditors' consent is "filed herewith" but appears to have been omitted from your amended filing.   In your next amendment, please include an appropriately dated auditors' consent as an exhibit to your Form 1-A.

Signatures, page 33

5.   We note your response to our prior comment 6 and reissue in part. In your next amendment, please revise the second half of your signature page to include an updated signature date. In this regard, we note the date reference of February 8, 2020.

Note 1 - Organization and Description of Business, page F-6

6.   We note your response to our prior comment 5 and reissue in part. You disclose in this note that you provide an international online e-commerce platform specializing in unique

exclusive products from the Asian market sector. However, you disclose elsewhere in your filing that you plan to provide incubator services to startup companies and entrepreneurs. Please reconcile your business description in this note with the disclosure in other sections of your offering statement, including your Description of Business beginning on page 17, where you discuss the different business plan of providing incubator services to startup companies and entrepreneurs. Also, please amend your disclosure on page 12 where you state "The Company is actively engaged in the implementation and deployment of its business plan. These activities include:" to include a description of your activities related to your business plan.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Pena